                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                     Subject Company: Accelerated Networks, Inc.
                                                   Commission File No. 000-30741



  Occam Networks' New Broadband Loop Carrier System Delivers a Turnkey Ethernet and IP-Based Loop Carrier Solution Including Remote Terminal, Central Office
                             Terminal, and Cabinets

System Delivers SONET-like Reliability over Ethernet and a Significant Reduction in CapEx

     SANTA BARBARA, Calif. - Feb. 12, 2002 - Occam Networks Inc. today introduced the second generation of its Broadband Loop Carrier System (BLC), a complete loop carrier solution that delivers ADSL and lifeline POTS services from a single, converged access network. The new system includes: the BLC 1200 Remote Terminal (RT), which integrates the functionality of a DLC, DSLAM, media gateway and copper/telephone line tester; the BLC 1240 Central Office Terminal
(COT); and cabinets for outside plant deployment. Occam also announced support for integrated optical loop transport through Ethernet Protection Switching
(EPS), an Occam-developed, standards-based technology that provides Ethernet transport with SONET-like reliability.

     "With today's tight capital budgets, carriers require the flexibility to deploy new services on an "as-needed" basis - in a way that will allow them to gauge subscriber interest before investing large sums of money to rebuild their access networks," said Russ Sharer, vice president of marketing and sales for Occam. "Because of its small size and low cost, carriers can deploy the Occam BLC System to trial new broadband services with minimal capital outlay. The BLC System provides excellent flexibility in deploying new services without the operating costs associated with today's TDM-based access networks."

An End-to-End Packet Access Network

                                     -more-

                Occam Networks Introduces Complete Broadband Loop Carrier System
                                                                          Page 2


     The Occam BLC System is a complete system that creates a broadband access network using IP over 10/100 Ethernet or T1. This network delivers a variety of services, from traditional TDM POTS to broadband data at rates up to 8 Mbps over copper, and can be deployed in stages while providing an operational cost savings of 35 to 50 percent over TDM-based, next-generation DLCs. More important, the BLC extends the optical network to the remote terminal, delivering increased bandwidth that allows the network to scale as users and traffic require.

     The BLC System is softswitch-ready, enabling a carrier to evolve in phases from its existing TDM access network to a new, packet-based access network. The BLC 1240 central office terminal uses TR-08 or GR-303 to integrate with a carrier's current Class 5 switch architecture, and includes MGCP signaling to enable a carrier to move seamlessly to a softswitch architecture.

     The BLC System supports an integrated 10/100 Ethernet optical transport network with SONET-like reliability. The system provides "five nines" availability and carrier-class network resiliency through Ethernet Protection Switching, an Occam-developed technology. EPS automatically pre-configures primary and alternate transport paths, switching to alternate paths on link or node failures. When a failure occurs, EPS automatically switches traffic to a "live" link in less than 50 msec, guaranteeing support for delay-sensitive services like voice and video. Unlike other technologies, EPS uses the standard Ethernet 802.3 MAC protocol, eliminating silicon changes.

     "Occam continues to deliver on its vision of an all-packet access network with this new BLC system," said Kevin Mitchell, directing analyst with Infonetics. "The end-to-end system enables Occam to control both sides of the broadband connection, creating a true broadband access network that offers carriers the cost benefits and flexibility of Ethernet and IP. With Ethernet Protection Switching they have solved one of the main problems slowing Ethernet's acceptance in the industry -- robustness and resilience."

                                     -more-

                         Occam Networks Introduces Broadband Loop Carrier System
                                                                          Page 3


BLC System Components

     The Occam BLC 1200 RT is a 24-port access platform that terminates and aggregates ADSL and POTS services in a single unit. It includes four T1/E1 and four 10/100 Ethernet interfaces and supports both MGCP and TR-08 protocols. Up to eight BLC 1200s can be stacked to deliver growth in 24-line increments. A compact (1.75"), environmentally hardened loop carrier, the BLC 1200 RT can be deployed in existing DLC remote cabinets or in an Occam remote cabinet. Once the BLC 1200 RT is installed, the operator can deliver ADSL services from the remote terminal without a truck roll.

     The Occam BLC 1240 COT is the industry's first scalable MGCP voice gateway. A single BLC 1240 supports 96 simultaneous calls and multiple BLC 1200 RTs, and can be stacked to deliver additional growth in 96-line increments. It provides central office termination of local loop voice and data traffic and interfaces with Class 5 switches through a TR-08 interface or a GR-303 gateway, and to metropolitan data networks through 10/100 Ethernet connections. The BLC 1240 COT also features an MGCP call agent.

     The Occam BLC System also includes a complete line of robust remote cabinets with the power and heat handling capacity for high customer take-rates of broadband services. Carriers can now build an outside plant with the ability to deliver new data and video services to a majority of their customers.

Pricing and Availability

     List price of the BLC 1200 RT is $9,600, and list price for the BLC 1240 COT is $7,700. Cabinet and systems pricing will vary according to configuration. The BLC System is currently in trials and will be commercially available in Q2 2002.

About Occam Networks

     Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-

                Occam Networks Introduces Complete Broadband Loop Carrier System
                                                                          Page 4

packet access network. In November 2001, Occam Networks announced that it had signed a definitive merger agreement with Accelerated Networks. The merger is expected to close in the first quarter 2002, subject to the satisfaction of certain customary closing conditions, including the approval of the stockholders of both companies. Occam is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.
                                              ---------------------

     Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Prospectus/Proxy Statement filed with the S-4 contain important information about Occam. Free copies of these documents are available through the Web site maintained by the SEC at http://www.sec.gov.
       ------------------

                                       ###

Product Safe Harbor

     Except for historical information contained in this press release, the foregoing contains forward-looking statements that involve risks and uncertainties. Rapidly changing technologies and market conditions may require changes to our products. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including the risks and uncertainties relating to the timely and successful development, and market acceptance of Occam's new products and features.

Contact:
Daphne Page                                              Derek Fay
Director, Corporate Communications                       ConnectPR
Occam Networks, Inc.                                     +1 801 373 7888
+1 805 692 2919 direct                                   derekf@connectpr.com
dpage@occamnetworks.com
-----------------------

                                     -more-